UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
A Publicly Held Company
Corporate taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 148th MEETING 0F THE BOARD OF
DIRECTORS HELD ON JANUARY 27 2010

1. DATE, TIME AND PLACE: On January 27 2010 at 1:00 p.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: The full complement of the members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. CHAIR: Chairman – Pedro Pullen Parente and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:
Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting Board Members’ signatures.

It was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted on a unanimous vote by the Members of the Board:

(i) Take Cognizance of the suggestions of the Board Advisory Committees and Commissions and of the respective Action Plans during the month, registering as follows:

(i.i) Personnel Management Committee: (a) received the Company’s final revised proposal of the Long Term Incentives Plan (the “New LTI Plan”) as requested by the Board of Directors, (b) approved the calculation relative to the granting of Virtual Units of Value (“VUVs”) to the Executive Officers for the fiscal year 2009, (c) received the Chief Executive Officer’s nomination to the post of Chief Business Development Executive Officer and (d) received the Company’s Succession Plan - Cycle 2009;

(i.ii) Related Parties Committee: the procedures were begun for updating the list of Related Parties for the 2009 Financial Statements and requests previously recorded were resumed;

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

(i.iii) Processes Management Committee: received the diagnosis of the current structure for evaluating Company regulatory/institutional and relationship risks and the activities of the Internal Auditor and occurrences involving the Whistle-Blowing Channel recorded in fiscal year 2009;

(i.iv) Financial Services Commission: examined alternatives for structured raising of funds for fiscal year 2010;

(i.v) Projects Evaluation Commission: examined the energy generation project;

(ii) Take Cognizance of the report of the Chief Executive Officer (highlights) on the principal facts related to the Company’s businesses, sector indicators, regulatory aspects and the status of the generation projects and principal achievements in fiscal year 2009;

(iii) Approved the minutes of the 147th Meeting of the Board of Directors held on December 16 2009;

(iv) Elected, pursuant to section “a” of Article 18 of the Bylaws, ADRIANA WALTRICK DOS SANTOS, Brazilian, single, company administrator, bearer of Identity Card (RG) 7003092058, issued by the SSP/RS, and registered in the private individual tax register (CPF) under number 472.363.610 -20, with commercial address at Rodovia Campinas Mogi-Mirim, Km 2,5, CEP 13088-900, in the city of Campinas, state of São Paulo, to hold the post of CHIEF BUSINESS DEVELOPMENT EXECUTIVE OFFICER, to fulfill the remaining term of office of the Executive Board elected at the Meeting of the Board of Directors held on April 29 2009. The Board of Directors declares that (a) it obtained from the nominated candidate information to the effect that there exists no legal impediment preventing her election pursuant to CVM Instruction 367/02, and (b) the Officer hereby elected shall be vested in her post through the signature of the Instrument of Investiture, drafted in the Executive Board’s Minutes Register, Instrument of Agreement which alludes to the São Paulo Stock Exchange’s Novo Mercado Listing Regulations under which there is a commitment to comply with the rules contained therein and, also, the Term of Adhesion to the provisions of the Shareholders’ Agreement filed at the Company’s registered offices.

The composition of the Company’s Board of Executive Officers with its term of office to run until the Meeting of the Board of Directors, to be held subsequent to the Ordinary General Meeting in April 2011, shall now be as follows: WILSON P. FERREIRA JUNIOR, Chief Executive Officer; JOSÉ ANTONIO DE ALMEIDA FILIPPO, Chief Finance Executive Officer and Head of Investor Relations; PAULO CEZAR COELHO TAVARES, Chief Power Management Executive Officer; HÉLIO VIANA PEREIRA, Chief Power Distribution Executive Officer; MIGUEL NORMANDO ABDALLA SAAD, Chief Power Generation Executive Officer; JOSÉ MARCOS CHAVES DE MELO, Chief Administrative Officer and ADRIANA WALTRICK DOS SANTOS, Chief Business

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

Development Executive Officer;

(v) Approved the revision of the Administrative Rule for the Long Term Incentive Plan for Executives (the “Rule”), which establishes guidelines for the long term incentive plan for the period from December 2009 to December 2015, comprising 3 (three) programs granting VUVs in the fiscal years 2009, 2010 and 2011. It was recorded that the New LTI

Plan, previously examined by the Personnel Management Committee, is a component part of the variable compensation policy for the executive officers and is based on targets for long term economic appreciation, not representing a plan for granting stock options or similar;

(vi) Approved, pursuant to item 13 of the Rule (Administration of the Plan), the first grant of VUVs to the Board of Executive Officers for the fiscal year 2009, to be the subject of individual grant contracts and the calculations of which were previously approved by the Personnel Management Committee;

(vii) Approved, on the basis of items “p” and “r” of Article 18 of the Company’s Bylaws and conditions pursuant to the Board of Executive Officers Resolution 2009106 of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), the execution of all the procedures necessary for the implementation of an energy generation project.

The Directors further placed on record that: (a) this matter was previously submitted for the examination of the Projects Evaluation Commission, (b) the contracting of financing shall be previously submitted to the Related Parties Committee, should this involved a Related Party to the controlling shareholders, and (c) Pedro Pullen Parente withdrew from the room and abstained from the discussion and voting of this matter, in view of the executive position which he occupies in a company with common interests, in accordance with the rule pursuant to Sub-Clause 5.11 of the Shareholders Agreement;

(viii) Recommended to the representatives of the Company occupying the management bodies of the controlled companies Companhia Paulista de Força e Luz (“CPFL PAULISTA”), Companhia Piratininga de Força e Luz (“CPFL PIRATININGA”), Companhia Luz e Força Santa Cruz (“CPFL SANTA CRUZ”) and Rio Grande Energia S.A. (“RGE”) to vote favorably on the following matter: CONTRACTING OF ENERGY AND PARTICIPATION IN THE AUCTION FOR PURCHASE OF ELECTRIC ENERGY AND IN THE NEW ENERGY AUCTIONS (A-3 AND A-5) – Board of Executive Officers Resolutions 2010004, 2010003, 2010002 and 20101691.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Pedro Pullen Parente, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana Hanna Stiphan Jabra, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

This is a free English translation of the extract from the original minutes drafted to the Minutes Register.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2010

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.